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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          (Amendment No.  5   )*



                              DAN RIVER INC.
                             (Name of Issuer)



              Class A Common Stock, par value $.01 per share
                      (Title of Class of Securities)



                                235774 10 6
                              (CUSIP Number)

                       _____________________________

          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               /  / Rule 13d-1(b)

               /  / Rule 13d-1(c)

               /  / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures as provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 235774 10 6
          ----------------

(1)       Names of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (entities only)

               Joseph L. Lanier, Jr.
          -----------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group       (A)  [   ]
                                                                 (B)  [ X ]
          -----------------------------------------------------------------
(3)       SEC Use Only
          -----------------------------------------------------------------
(4)       Citizenship or Place of Organization

               United States of America
          -----------------------------------------------------------------
(5)       Sole Voting Power

               2,480,253
          -----------------------------------------------------------------
(6)       Shared Voting Power

               0
          -----------------------------------------------------------------
(7)       Sole Dispositive Power

               552,697
          -----------------------------------------------------------------
(8)       Shared Dispositive Power

               0
          -----------------------------------------------------------------
(9)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

               2,480,253
          -----------------------------------------------------------------
(10)      Check Box if the Aggregate Amount in Row 9 Excludes
          Certain Shares                                              [   ]
          -----------------------------------------------------------------
(11)      Percent of Class Represented by Amount in Row 9

               10.2%
          -----------------------------------------------------------------
(12)      Type of Reporting Person

               IN
          -----------------------------------------------------------------
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

     Under the Securities Exchange Act of 1934

Item 1.

          (a)  Name of Issuer:
                    Dan River Inc.

          (b)  Address of Issuer's Principal Executive Offices:
                    2291 Memorial Drive
                    Danville, Virginia 24541

Item 2.

          (a)  Name of Person Filing:
                    Joseph L. Lanier, Jr.

          (b)  Address of Principal Business Office or, If None, Residence:
                    2291 Memorial Drive
                    Danville, Virginia 24541

          (c)  Citizenship:
                    United States of America

          (d)  Title of Class of Securities:
                    Class A Common Stock, par value $.01 per share

          (e)  CUSIP Number:
                    235774 10 6(2)

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)  []   Broker or dealer registration under section 15 of the
                    Act (15 U.S.C. 78o).

          (b)  []   Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

          (c)  []   Insurance company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c).

          (d)  []   Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e)  []   An investment adviser in accordance with Section
                    240.13d-1(b)(1)ii)(E);

          (f)  []   An employee benefit plan or endowment fund in
                    accordance with section 240.13d-1(b)(1)(ii)(F);

          (g)  []   A parent holding company or control person in
                    accordance with section 240.13d-1(b)(1)(ii)(G);
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          (h)  []   A savings associations as defined in Section 3(b) of
                    the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  []   A church plan that is excluded from the definition of
                    an investment company under section 3(c)(14) of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  []   Group, in accordance with section 240.13d-
                    1(b)(1)(ii)(J).

          Not Applicable.

Item 4.   Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount Beneficially Owned:         2,480,253 Shares

          Note:     Includes 2,062,070 shares of the Company's Class B
                    Common Stock, par value $.01 per share ("Class B Common
                    Stock"), which are not registered pursuant to Section
                    12(b) of the Act, but which are convertible, subject to certain conditions, into a like number of shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"), CUSIP No. 235774 10 6, which is registered pursuant to Section 12(b) of the Act. The Class B Common Stock is entitled to 4.39 votes per share whereas the Class A Common Stock is entitled to one vote per share. Of the 2,062,070 outstanding shares of Class B Common Stock, 1,509,373 shares are owned by certain members of Mr. Lanier's family and other members of the Company's senior management and their families. Mr. Lanier is entitled to vote these shares pursuant to the terms of a Voting
                    Agreement dated November 20, 1997 as amended December
                    16, 1997 (the "Voting Agreement"). Mr. Lanier disclaims beneficial ownership as to these shares.

                    Includes 31,000 shares of Class A Common Stock owned by
                    Mr. Lanier's wife. Mr. Lanier disclaims beneficial ownership as to these shares.

                    Includes 376,249 shares consisting of (i) Class A
                    Common Stock which are subject to presently exercisable options held by Mr. Lanier and (ii) unvested restricted shares of Class A Common Stock held by Mr. Lanier.

                    Stock ownership information is as of December 31, 2001.

          (b)  Percent of Class:                       10.2%
          Note:     This percentage assumes conver-
                    sion of all outstanding shares of
                    Class B Common Stock into Class A
                    Common Stock on a share for share
                    basis.  The Class B Common Stock
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                    represents approximately 29% of
                    the aggregate voting power of
                    the Company's Common Stock.  Also
                    assumes exercise of all options
                    to purchase Class A Common Stock
                    to the extent such options are
                    exercisable within 60 days and
                    outstanding shares of restricted
                    Class A Common Stock.

          (c)  Number of shares as to which
               such person has:

                    (i)  sole power to vote or
                         direct to vote:                    2,480,253

                         (See "Note" in Item 4. (a)
                         above.)

                    (ii) shared power to vote or
                         direct the vote                    0

                    (iii) sole power to dispose or
                          direct the disposition of:        552,697

                    (iv) shared power to dispose or
                         direct the disposition of:         0

Item 5.   Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Included in the shares beneficially owned by Mr. Lanier as listed under Item 4.(a) and Item 4.(c)(i) are shares beneficially owned by certain members of the senior management of the Company and their families who are parties to the Voting Agreement whereby Mr. Lanier has the right to vote all 1,221,890 shares of Class B Common Stock owned by them. None of these individuals beneficially owns more than five percent of the outstanding
Common Stock of the Company.  See "Note" in Item 4.(a) above.

Item. 7.  Identification and Classification of the Subsidiary which
          Acquired the Security Being Reported on by the Parent Holding
          Company or Control Person:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

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Item 9.   Notice of Dissolution of the Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.


                                        SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 5, 2003            /s/ Joseph L. Lanier, Jr.
                                   -----------------------------------
                                   Joseph L. Lanier, Jr.




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